

June 30, 2009

Mr. David A. Chaput
Chief Financial Officer
General Moly, Inc.
1726 Cole Blvd., Suite 115
Lakewood, CO 80401

     Re: General Moly, Inc.
           Form10-K for the Fiscal Year Ended December 31, 2008
           Filed February 27, 2009
           Definitive Proxy Statement on Schedule 14A
           Filed April 23, 2009
           File No. 001-32986

Dear Mr. Chaput:

     We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business and Properties, page 1

1.   Please provide all of the information required by Item 101(c) of Regulation S-K, including information regarding the competitive conditions in your business and the number of persons you employ.

Business and Properties, page 13

2.   We note your disclosure stating "In our feasibility study and for our financial evaluations, we use molybdenum prices prepared by an independent commodities research company, CPM Group." Please clarify whether these "financial evaluations" include your periodic assessments for impairment of costs capitalized for your mining properties. Tell us how the prices utilized in your impairment testing as of December 31, 2008 compare to those stipulated in the three long term supply agreements described at page 38.

        Please also reconcile details of your impairment testing to your disclosures at page 2, stating that at least one of these agreements provides for "…floor prices significantly higher than estimated cash costs of production…." and disclose how such prices would compare to your expectation for GAAP based costs.

Quantitative and Qualitative Disclosures about Market Risk, page 38

3.   We note that you have entered into three long term supply agreements under which sales would be made once the Mt. Hope Project achieves operations at specified levels. Please quantify for disclosure these minimum levels of production and indicate whether you have any obligation or exposure under these agreements in the event such levels are never achieved or if the specified levels of production are achieved but fall below these levels in subsequent periods, after sales under the agreements have already occurred.

Financial Statements

Note 1 – Description of Business, page 49

Mt. Hope Joint Venture, page 49

4.   Please expand your disclosure to identify all of the *specified conditions* necessary to reach the ROD Contribution Date that remain unfulfilled, and indicate the status of your efforts in achieving each of these conditions. We expect this disclosure would identify the type of permits that you have applied for and need to obtain, indicate the decision to be made by the Bureau of Land Management, and provide details of all administrative and judicial appeals. If any of the conditions are not within your control, disclose the accounting and business plan implications for the range of reasonably possible outcomes.

Note 2 – Liquidity and Capital Resources, page 50

5.   We understand that you have received two initial contribution payments totaling
        $100 million from POS-Minerals ("POS") in exchange for a 20% interest in the
        joint venture arrangement associated with the Mt. Hope Project. You disclose
        that POS may lower its ownership interests in the joint venture if ROD
        Contribution Conditions are not satisfied by December 31, 2009. We further
        understand that either $33 million or $36 million may need to be returned to POS
        should production at the Mt. Hope Project be delayed beyond December 31, 2011,
        then depending on whether POS elects to reduce their ownership interest from
        20% to 13% in lieu of making any additional contribution payments. We also
        note your disclosure at Note 1 to the financial statements for the quarter ended
        March 31, 2009 stating that "…it is unlikely the Mt. Hope Project will achieve
        commercial production by December 31, 2011." As it appears that you will
        continue to have an obligation to return funds to POS until you achieve
        commercial production, tell us how you determined that liability classification
        was not required for these amounts.

Definitive Proxy Statement on Schedule 14A filed April 23, 2009

General

6.   Please confirm in writing that you will comply with the following comments in all
        future filings. Provide us also with an example of the disclosure you intend to use
        in each case. After our review of your responses, we may raise additional
        comments.

7.   Please provide page numbers for your proxy statement.

Base Salary

8.   We note your statement that "[w]e establish our executives' salaries based on
        consideration of, among other things, the scope of their responsibilities, taking
        into account competitive market compensation for similar positions determined in
        the collective judgment of the committee" and that "[a]n adjustment to an
        executive's salary may be made, for example, to align that salary with the
        committee's perception of market levels." Please explain to us on a supplemental
        basis whether you benchmark compensation to comparator companies. See Item
        402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure
        Interpretation Question 118.05. To the extent you benchmark compensation,
        please specify how each element of compensation relates to the data you analyzed
        from the comparator companies. Include a discussion of where you target each
        element of compensation against the peer companies and where actual payments

fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why.

Annual Cash Incentives

9.   We note your statement that "[t]he committee assessed the progress of the Company in achieving its primary goals relating to mine development, corporate and project finance and operations" and that "Mr. Hansen and Mr. Chaput were each awarded only a portion of their target bonus amount, $50,000 each, based upon progress toward important financing milestones." Please tell us whether you used quantitative targets to determine your named executive officers' incentive compensation. If so, disclose the actual quantitative targets used to determine such compensation. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Engineering Comments

Form 10-K for Fiscal Year Ending December 31, 2008

Corporate Information, page 3

10.   We note your disclosure that the U. S. Securities and Exchange Commission's public reference room is located at 450 W. E Street Washington, D.C. Please be advised we have moved to 100 F Street NE Washington, D.C.

Bankable Feasibility Study and Subsequent Revisions, page 11

11.   We note the molybdenum price which was used to determine your reserves is less than the historic three-year average. Please add disclosure clarifying how the prices utilized in the economic analysis of your bankable feasibility study compare to the historic three-year average molybdenum price. Please also include the following information in a footnote to your table of reserves: (i) the prices used to determine your reserves, (ii) a statement indicating the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery, and (iii) your expectation for metallurgical recovery.

Closing Comments

  Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, or me at (202) 551-3745 with any other questions.

         Sincerely,

H. Roger Schwall
Assistant Director